UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

BLUE OWL TECHNOLOGY INCOME CORP.
(Name of Subject Company (Issuer))
BLUE OWL TECHNOLOGY INCOME CORP.
(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120R 100
(CUSIP Number of Class of Securities)
Class D Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120R 209
(CUSIP Number of Class of Securities)
Class I Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120R 308
(CUSIP Number of Class of Securities)
Jonathan Lamm
Chief Financial Officer and Chief Operating Officer
Blue Owl Technology Income Corp.
399 Park Avenue
New York, NY 10022
(212) 419-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Cynthia M. Krus
Kristin H. Burns
Dwaune L. Dupree
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 26, 2025 by Blue Owl Technology Income Corp., a Maryland corporation (the “Company,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share (“Common Stock”) that can be purchased with approximately $171,305,932 at a price equal to the net offering price per Share, as of December 31, 2025, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 26, 2025, and the related Letter of Transmittal (together, the “Offer”), copies of which were previously filed with the Schedule TO.
This Amendment is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
The maximum number of Shares that the Company is offering to purchase is being increased to 65,771,325, at a price equal to the net offering price per Share as of December 31, 2025, on the same terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal, except that the expiration date of the Offer is being extended until 11:59 p.m. on January 8, 2026, in accordance with Rule 13e-4(f)(1)(ii) under the Exchange Act.
ITEMS 1 THROUGH 11.
The Offer to Purchase, the Letter of Transmittal and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented and amended by the following:
The maximum number of Shares that the Company is offering to purchase is being increased to 65,771,325, at a price equal to the net offering price per Share as of December 31, 2025, and the expiration date of the Offer is being extended until 11:59 p.m. on January 8, 2026.
ITEM 12.    EXHIBITS.
99(a)(1)(A) Cover Letter to Offer to Purchase*
99(a)(1)(B) Offer to Purchase, dated November 26, 2025*
99(a)(1)(C) Letter of Transmittal*
99(a)(1)(D) Tender Cancellation Request*
99(a)(1)(E) Acceptance Letter*
99(a)(1)(F) Form of Note*
99(a)(1)(G) Public Website*
99(a)(1)(H) Amended Tender Offer Letter, dated December 23, 2025**
EX-FILING FEES Calculation of Filing Fees Table**
*    Previously filed.
**    Filed herewith.
ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2025

BLUE OWL TECHNOLOGY INCOME CORP.

	By:	/s/ Jonathan Lamm
		Name:	Jonathan Lamm
		Title:	Chief Financial Officer and Chief Operating Officer